

February 4, 2013

Via E-mail
Bruce D. Davis, Jr.
PVR GP, LLC
Three Radnor Corporate Center, Suite 301
100 Matsonford Road
Radnor, PA 19087

>   **Re: PVR Partners, L.P.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed January 23, 2013**
>   **File No. 333-185535**

Dear Mr. Davis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated January 14, 2013 as well as your correspondence submitted via EDGAR stating that you are registering the senior notes and guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and providing certain representations contained in our position enunciated in Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please expand these representations to further represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with either of the registrants, any of the co-registrants or any of their respective affiliates to distribute the exchange notes.

<u>Exhibits 5.2 and 5.3</u>

2.   In each of these opinions, we note the disclosure in the first sentence of the last paragraph that "the opinion is rendered only to Vinson & Elkins L.L.P…and is solely for the benefit of Vinson & Elkins L.L.P. and is not to be used, circulated, quoted or otherwise relied upon for any other purpose without our prior written consent." Please obtain and file revised opinions that do not include any implication that such opinion may not be transmitted or disclosed to investors or that investors are not entitled to rely on such opinion. Please refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 (October 14, 2011).

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Adorys Velazques
       Vinson & Elkins L.L.P.